ASX RELEASE | January 11, 2021 | ASX:PLL; NASDAQ:PLL

PIEDMONT LITHIUM ANNOUNCES STRATEGIC INVESTMENT IN QUEBEC HARD-ROCK LITHIUM DEVELOPER SAYONA MINING

•	US$12 million investment to acquire 19.9% of Sayona Mining Limited and 25.0% of Sayona Quebec
•	Binding supply agreement for 50% of Sayona Quebec’s spodumene concentrate production
•	Geographic diversification into a world-class mining jurisdiction with large resource base
•	Piedmont positioned to become a major producer of lithium hydroxide from internal and 3rd party spodumene

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has entered into agreements (“Agreements”) to establish a strategic partnership with Sayona Mining Limited (“Sayona”) (ASX:SYA) through the purchase of equity stakes in Sayona and its 100% owned Quebec subsidiary, Sayona Quebec Inc (“Sayona Quebec”), as well as a binding supply agreement for at least 50% of Sayona Quebec’s planned spodumene concentrate production.
Piedmont will acquire an initial 9.9% equity interest in Sayona for approximately US$3.1 million (“Share Placement”) and two unsecured convertible notes (“Convertible Notes”) for approximately US$3.9 million that upon conversion would result in Piedmont acquiring an additional 10.0% equity interest in Sayona.  Piedmont will appoint one director to Sayona’s Board of Directors.  Piedmont will also purchase a 25.0% stake in Sayona Quebec for approximately US$5.0 million in cash (“Project Investment”).  Sayona Quebec owns the DFS-level Authier lithium project, the highly prospective Tansim lithium project, and is pursuing a bid to acquire Quebec-based North American Lithium’s (“NAL”) assets.
Piedmont and Sayona Quebec have also entered into a binding spodumene concentrate (“SC6”) supply agreement (“Supply Agreement”) pursuant to which Sayona Quebec will supply to Piedmont the greater of 60,000 t/y or 50% of Sayona Quebec’s SC6 production at market prices on a life-of-mine basis.
The Share Placement and issue of the Convertible Notes are expected to close the week of January 11, 2021 with the Project Investment expected to close in February 2021. Material terms of the Agreements are included in the Summary of Transaction Terms at the end of this announcement.
Keith D. Phillips, President and Chief Executive Officer, commented: “Piedmont’s partnership with Sayona will provide multiple benefits.  Sayona has high quality asset in a favorable location, and the investments are being made at an attractive valuation.   The investments are additive to Piedmont from a resources and reserves perspective, and the spodumene supply agreement will offset our Tesla commitments in the near term and position us for longer term growth in lithium hydroxide production.  Furthermore, Sayona’s pursuit of the brownfield assets of NAL offers a unique regional consolidation opportunity.
“Quebec is poised to become an important lithium hydroxide production center given its abundant mineral resources, low-cost, sustainable hydro-electric power, proximity to major US and European electric vehicle markets, and pro-electrification stance of provincial leaders.  Sayona’s assets are favorably located in the Val-d’Or region of central Quebec, home to major mining concerns and proximate to first-class infrastructure.  Sayona’s core Authier project is well-advanced, with reserves declared and DFS complete, the nearby Tansim project offers strong exploration potential, and the regional consolidation opportunities including NAL are intriguing.”
“This is a very exciting step for Piedmont.  We look forward to supporting Sayona’s team as they drive day-to-day activities in Quebec, while Piedmont’s team focuses on its core interests in North Carolina.  2021 will be an important year for our Piedmont Lithium Project, as we plan to expand our mineral resources, finalize permitting, execute additional lithium offtake agreements, complete an integrated definitive feasibility study, and secure strategic project financing.  We are fortunate to have a strong balance sheet to comfortably fund the Sayona investments without compromising our aggressive plans in North Carolina.”

For further information, contact:

Keith Phillips	Brian Risinger
President & CEO	VP Investor Relations and Corporate Communications
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com	E: brisinger@piedmontlithium.com

About Sayona Mining

Sayona Mining Limited (ASX:SYA; OTC:DMNXF) is an emerging lithium miner, with projects in Québec, Canada and Western Australia. In Québec, Sayona is progressing a bid for the North American Lithium mine with the backing of a world-class advisory team, while advancing its flagship Authier Lithium Project and its emerging Tansim Project. In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium. For more information, please visit www.sayonamining.com.au.
About Piedmont Lithium
Piedmont Lithium Limited (ASX:PLL; Nasdaq:PLL) holds a 100% interest in the Piedmont Lithium Project, a pre-production business targeting the production of 160,000 t/y of spodumene concentrate and the manufacture of 22,700 t/y of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.  Piedmont’s premier southeastern USA location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.  Piedmont has reported 27.9Mt of Mineral Resources grading at 1.11% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.

Summary of Transaction Terms

Share Placement
Subscriber	Piedmont Lithium Limited (ASX:PLL)
Issuer	Sayona Mining Limited (ASX:SYA)
No. of Securities	336,207,043 shares
Subscription Price	US$0.0092 per share (aggregate of US$3,093,104.80)
Board Representation	For so long as the Subscriber holds voting power of at least 9% in the Issuer, the Subscriber will have the right to appoint one person as a non-executive director of the Issuer
Other

For so long as the Subscriber holds voting power of at least 9% the Issuer must not issue shares (other than a pro-rata offer of shares to all shareholders on the same terms in which the Subscriber is entitled to participate) without the Subscriber’s prior written consent

Convertible Notes
Subscriber	Piedmont Lithium Limited (ASX:PLL)
Issuer	Sayona Mining Limited (ASX:SYA)
No. of Securities	•One Tranche A convertible note (convertible into 342,873,866 shares) •One Tranche B convertible note (convertible into 81,100,000 shares, subject to Issuer shareholder approval)
Term	5 years
Subscription Price and Face Value	•Tranche A convertible note - US$3,154,439.57 •Tranche B convertible note - US$746,120.00
Interest	No interest is payable on convertible notes if completion of the Project Investment occurs
Security	Unsecured
Conversion Price	US$0.0092 per share
Conversion

The Subscriber can convert the convertible notes at any time during the Term, provided that the Subscriber must immediately convert the convertible notes if completion of the Project Investment occurs (and Issuer shareholder approval has been obtained in relation to the conversion of the Tranche B convertible note).

Project Investment
Buyer	Piedmont Lithium Limited (or its nominee)
Seller	Sayona Mining Limited (ASX:SYA)
Sale and Purchase	The Seller agrees to sell, and the Buyer agrees to buy, 25% of the Seller’s 100% interest in Sayona Quebec Inc. which holds the rights to the Authier and Tansim lithium projects
Consideration	US$5,006,335.64
Conditions

Completion is conditional on the following conditions precedent which are for the benefit of the Buyer and can only be waived by the Buyer:

(a)      Seller shareholder approval being obtained for the conversion of Tranche B convertible note;
(b)      completion of due diligence to the satisfaction of the Buyer;
(c)      execution of a shareholders agreement in relation to the Seller;
(d)      no material adverse change; and
(e)      other customary conditions.

Other	Customary representations, warranties and pre-completion obligations

Supply Agreement
Buyer	Piedmont Lithium Carolinas, Inc., a wholly-owned subsidiary of Piedmont
Seller	Sayona Quebec Inc.
Product	Spodumene concentrate containing 6.0% Li2O grade (dry basis)
Quantity	60,000 dry metric tonnes (“dmt”) per year or 50% of Seller’s production, whichever is greater
Term	Life-of-mine
Price

Market pricing (based on an average price for CIF China Price (US$) for 6.0% SC6 dry basis) with a minimum price of US$500/t and a maximum price of US$900/t on a delivered basis to the Buyer’s planned lithium hydroxide plant in North Carolina

Conditions	Buyer and Seller agreeing to a start date for Product deliveries between July 2023 and July 2024 based on the development schedules of both parties

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O. The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Effective January 1, 2021, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding definitions under the JORC Code.  However, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statement
The information in this announcement that relates to Exploration Results, Metallurgical Testwork Results, Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcements dated July 23, 2020, May 26, 2020, June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.
This announcement has been authorized for release by the Company’s Board of Directors.